LAURA ANTHONY, ESQ.

CRAIG D. LINDER, ESQ.*

JOHN CACOMANOLIS, ESQ.**

Associates and OF COUNSEL:

CHAD FRIEND, ESQ., LLM

MICHAEL R. GEROE, ESQ., CIPP/US***

JESSICA HAGGARD, ESQ. ****

christopher t. hines *****

PETER P. LINDLEY, ESQ., CPA, MBA

JOHN LOWY, ESQ.******

STUART REED, ESQ.

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ.*******

HARRIS TULCHIN, ESQ. ********

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**licensed in FL and NY

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****licensed in Missouri

*****licensed in CA and DC

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********licensed in CA and HI (inactive in HI)

August 19, 2024

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	rYojbaba Co., Ltd. Registration Statement on Form F-1 Filed August 2, 2024 File No. 333-281225

Dear Sir or Madam:

We have electronically filed herewith on behalf of rYojbaba Co., Ltd. (the “Company”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form F-1. Amendment No. 1 is marked to show changes made from the previous filing made on August 2, 2024 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Ryoji Baba, Chief Executive Officer of the Company, dated August 12, 2024. We trust you shall deem the contents of this letter responsive to your comment letter.

Registration Statement on Form F-1, Filed August 2, 2024

Notes to Consolidated Financial Statements

Note 6. Intangible Asset, page F-14

1.	Comment: Refer to your response to comment 2. Please explain why you used seven years as the estimated useful life of the customer relationships when your historical average service period for the ten contracts acquired was 4.2 years and did not discount the estimated future cash flows of the annual consulting fees in determining the acquisition price of these assets. Also, explain why you believe it is appropriate to amortize your customer lists over seven years and revise your disclosure accordingly. Refer to ASC 350-30.

Response: We respectfully advise the Staff that the acquisition of customer contracts, and answer your inquiries as follows.

As we responded in the prior response, we accounted for this transaction in accordance with ASC 805-50-30-2, “asset acquisition.” In particular, the consideration is measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition. Moreover, the Company determined to measure the customer contracts and related customer relationships at cost based on the guidance, KPMG Handbook Asset Acquisitions.

(a) the reason why we used seven years as the estimated useful life of the customer relationships:

When we estimated the useful life of the customer relationship (“customer lists”), we referred to ASC 350-30-35 a through f. If we analyzed the nature of customer lists, we could use the information that met the definition in ASC 350-10-35 a, b c and d.

-	ASC350-30-35-3a and b: According to market information in Japan, the labor consulting contracts would have continued for 12.1 years.
-	ASC350-30-35-3c: The labor consulting agreements of GHRT are expected to be renewed every year.
-	ASC350-30-35-3d: According to GHRT, the customer lists contracts had continued for 4.2 years since inception when GHRT and we concluded the acquired contract.
-	ASC350-30-35-3e: N/A
-	ASC350-30-35-3f: N/A

Subject to the information above, the customer lists already had gone by 4.2 years out of 12.1 years, the remaining period should have been approximately 7 years.

Accordingly, we estimated that the term should have continued for 7 years, and we assumed that this period should have been a reasonably useful life of the acquired customer lists under ASC 350-30-35-3.

(b) the reason why we did not discount the estimated future cash flows of the annual consulting fees in determining the acquisition price of these assets:

As we presented in the prior response, we solely determined the acquired price by mutual negotiation between both parties. We determined the price based on the past service history. Thus, we neither used any specialists nor used any specific valuation methods, such as discounted cash flows.

Our CEO internally examined the reasonableness of the acquired price by the estimated future cash flows. Moreover, our discount rate was extremely low, approximately 1%, and immaterial to consider.

Subject to our estimate, the negotiated price was reasonable, and we paid the price in cash. Thus, the amount paid in cash should be fair value and treated as the cost of the acquisition of customer lists under ASC 350 and 805.

(c) the reason why we believe it is appropriate to amortize our customer lists over seven years and did not revise our disclosure accordingly.

According to the information given in (a) and the definition of ASC350-30-35-2, we determined that the amortization period shall be 7 years. Thus, we have not revised the disclosure.

2.	Comment: Revise your table of estimated future amortization expense to reconcile to the net intangible assets of $2,093,974 at December 31, 2023.

Response: We respectfully advise the Staff regarding the amortization table as follows:

There are two types of intangible assets: customer relationships (“customer lists”) and store operating rights. While the former shall be amortized, the latter has indefinite rights presented in F-9.

Subject to the response in 1 above, we estimated that the carrying value of customer lists is $1,644,140. In addition, we prepared the amortization table for customer lists until the completion of useful life, 7 years. Moreover, we modified calculation errors in the table (See F-14).

General

3.	Comment: We note that previous draft versions of this registration statement referred to employment agreements entered into with Ryoji Baba and Satoshi Saito on March 3, 2024. In this registration statement those references have been removed. If these employment agreements exist, please restore the disclosure and include them as exhibits. Alternatively, please explain why the disclosure is no longer needed.

Response: We acknowledge the SEC’s comment. However, the disclosure regarding the Company entering into employment agreements with Ryoji Baba and Satoshi Saito on March 3, 2024 was in error due to a misunderstanding between the scriveners of the disclosure and the Company. No employment agreements were entered into by the Company with Ryoji Baba and Satoshi Saito on March 3, 2024. Rather, on March 3, 2024, the shareholders of the Company in a general shareholders meeting renewed the appointment of Ryoji Baba and Satoshi Saito to their current positions and Ryoji Baba and Satoshi Saito accepted the renewed appointed positions. Therefore, there are no employment agreements to include as exhibits to Amendment No. 1.

If the Staff has any further comments regarding Pre-Effective Amendment No. 1 to the registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

ANTHONY, LINDER & CACOMANOLIS, PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Robert Shapiro /U.S. Securities and Exchange Commission
Lyn Shenk /U.S. Securities and Exchange Commission
Nicholas Nalbantian /U.S. Securities and Exchange Commission
Dietrich King /U.S. Securities and Exchange Commission
Ryoji Baba / rYojbaba Co., Ltd.
Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

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